

August 29, 2011

Via E-mail
Alexander Bafer
Chief Executive Officer
Brick Top Productions, Inc.
433 Plaza Real, Suite 275
Boca Raton, Florida 33432

> **Re:** **Brick Top Productions, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 5, 2011**
> **File No. 333-176093**

Dear Mr. Bafer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement Cover Page

1. The registration fee cannot be calculated in accordance with Rule 457(c) as there is no market for the common stock. Please revise to refer to the appropriate rule.

2. We note that you have calculated the registration fee based upon a proposed maximum offering price per share of $1.00. Please tell us why you believe $1.00 per share constitutes a bona estimate of the maximum offering price given that certain of the selling shareholders purchased their shares for $1.00 per share.

Prospectus Cover Page

3. Please identify the page number on which the Risk Factors section begins.

About This Prospectus, page 1

4. Refer to the third sentence of the first paragraph of this section. Please remove this statement or explain your basis for inclusion.

Cautionary Note Regarding Forward-Looking Statements, page 1

5. As this is your initial public offering, the Private Securities Litigation Reform Act does not apply to you. As such, please remove references to Section 27A of the Securities Act and Section 21E of the Securities Exchange Act.

Prospectus Summary, page 1

6. Please disclose the aggregate market price of your common stock based on the proposed offering price and disclose the balance of total stockholders' equity at your most recent balance sheet date.

Our Company, page 1

7. Please revise to state your net losses for the most recently completed fiscal years (audited) and interim stub.

Corporate History, page 2

8. See the first paragraph. Please reconcile this disclosure with that in the audited financial statements that you were incorporated under the name York Entertainment, Inc.

Background, page 2

9. See the first paragraph. Please reconcile the issuance of 6,260,000 shares of common stock for proceeds of $626,000 in February 2009 with that in Note 6 to the audited financial statements that from February through December 2009, you sold 6,250,000 shares for $625,000. We note that in addition, you sold 10,000 common shares at $1.00 per share in December 2009 for total proceeds of $10,000. Please ensure consistency of all amounts and disclosures throughout the filing.

Summary of Consolidated Financial Information, page 3

10. We note that the amounts shown for total liabilities and stockholders' equity for the periods disclosed do not agree with the respective amounts shown in the audited and unaudited interim financial statements that are included in the filing. Please revise to ensure consistency of amounts. In addition, please revise the net loss amount for the year ended December 31, 2010 to instead represent the amount of consolidated Net loss before non-controlling interest of $(160,504).

Risk Factors, page 3

11. Because your two employees are your sole directors, they will determine their compensation, and there may not be funds available for net income. Please add a risk factor for this risk or tell us why it is not necessary.

12. Please add a risk factor addressing the fact that that neither of your employees has significant experience in the entertainment industry and that you have relied on the services of others in this regard.

We need additional capital to develop our business, page 3

13. Please revise the last sentence of the first paragraph to delete the phrase "[o]ur expenses are at a minimum" and please briefly quantify and describe your expenses.

We intend to become subject to the periodic reporting requirements, page 4

14. We note your statement that "[t]he costs charged by these professionals for such services cannot be accurately predicted at this time." Please revise to provide an estimation of these costs so that investors can better understand this risk.

Shareholders may be diluted significantly, page 5

15. Please revise to disclose the total number of shares authorized for issuance.

Our Articles of Incorporation provide for indemnification, page 6

16. Please revise the body of this risk factor to discuss the indemnifications for liabilities other than those related to the federal securities laws, such as liabilities under state laws.

Any trading market that may develop may be restricted by virtue of state securities "Blue Sky" laws, page 7

    17. Please revise to disclose the states in which you anticipate your shares will be able to be resold.

    18. We note the cross reference in the last sentence, but we are unable to locate this section. Please advise.

Determination of Offering Price, page 9

    19. Please reconcile the statements in this section with your statement on the outside cover page of the prospectus that "[t]he sales price to the public is fixed at $1.00 per share until such time as the shares of our common stock are traded on the Over-The-Counter Bulletin Board."

Plan of Distribution, page 11

    20. Please revise the third to last paragraph of this section to clearly state to investors that the selling stockholders may be deemed to be underwriters.

Description of Business, page 12

    21. Please revise to provide investors with a plan of operation with details regarding the realistic timelines, costs, and need for additional financing related to each of your stated goals, such as acquiring the rights to screenplays, financing major feature films, "pre-sell[ing] exclusive distribution rights to individual overseas territories," "filming of an ongoing daily series of 5-10 minute short shows that would be disseminated through an application downloaded to smart phones," and selling the rights to *The Doorman.* Additionally please clarify what concrete steps you have already taken towards each goal. Please also state when you expect to generate revenue. Include a brief summary of your budget and timeframe in the Prospectus Summary.

Introduction, page 12

    22. You state here that you were organized for the purpose of "financing the production and distribution" of television series and feature films. On page 1, however, you state that you are engaged in the business of "financing, producing and distributing" feature films and television series. Please reconcile this inconsistency and revise to clarify whether your business is primarily financing or if you also intend to produce and distribute. To the extent your business is financing, please explain how you intend to implement your business plan given your limited financial resources and access to capital.

23. Please revise the first sentence of the second paragraph to clarify the number of screenplays for which you have acquired rights other than *The Doorman*. Additionally please advise us whether these rights are separate from the expired April 4, 2010 option agreement. Please also include a brief description of the screenplays you have acquired and what actions you have taken since their acquisition.

24. You state in the first paragraph that one of your purposes is distribution. Please clarify what this means, whether it means selling distribution rights to a third party or otherwise.

25. Please refer to the first sentence in the third paragraph. Please clarify what you mean by "pursuing." Please indicate what specific steps you have already taken. Additionally please state whether you have executed any binding agreement.

26. Please remove reference to specific companies such as Facebook, Twitter, and Youtube unless you have an executed agreement currently in effect.

27. Please describe the Option Agreement with Jonathan Christopher, LLC in your discussion of the development of your business. Also, to the extent either party has any continuing obligations under the agreement, please file the agreement as an exhibit to the registration statement or tell us why you believe you are not required to do so.

The Initial Project – "The Doorman," page 13

28. Please define "show runner" for investors.

29. Please discuss how you developed the television pilot. For example, please discuss your relationship with Nick Nick, Inc., how much you spent on the pilot and when it was completed.

30. Please file the Production Services Agreement with Nick Nick, Inc. as an exhibit to the registration statement or tell us why you believe you are not required to do so.

Nicolas Turturro, page 13

31. Please revise to remove marketing language such as "explosive growth," "prolific," "sparked a wonderful on and off screen chemistry," and "a favorite among younger viewers."

32. Please revise to remove references to projects, talent, producers or characters that you are not directly involved with and will not generate revenues for you.

33. Please revise to explain the degree to which Mr. Turturro's future participation with the company is bound by any agreement other than his share ownership of York Productions, LLC. Additionally please revise to clarify his role in any projects or operations other than *The Doorman*.

Investment Structure, page 13

34. See the second sentence of the second paragraph. Please reconcile this disclosure with that in the financial statements that you acquired your 60% interest in York Productions, LLC for $75,000.

35. Please file the operating agreement of York Productions, LLC as an exhibit to the registration statement or tell us why you believe you are not required to do so.

Management's Discussion and Analysis

Results of Operations for Year Ended December 31, 2010 compared to the Year Ended December 31, 2009, page 15

36. Expand the table of operating expenses to also include the significant expense of compensation. Please expand the narrative to explain the reasons for the specific reasons for the decrease in compensation and bad debts in fiscal year 2010 as compared to fiscal year 2009. Your response should also discuss the nature of the bad debts of $99,000 and the origination of the related receivables, as we note you have not generated any revenues since inception.

Liquidity and Capital Resources, page 16

37. Please update this table for the six months ended June 30, 2011 and 2010, along with including financial data for the year ended December 31, 2010 and 2009. In addition, the amount of net loss and cumulative net loss should represent the consolidated amounts, rather than the net loss attributable to you after the non-controlling interests. We will not object if you also elect to disclose the net loss attributable to you after non-controlling interests. Also expand the last paragraph to disclose, if true, that you currently do not have any third party financing available in the form of loans, advances, or commitments. Disclose whether or not your officers or any shareholders have made written or oral agreements to provide you with financing.

Directors, Executive Officers, Promoters and Control Persons, Page 17

38. Please revise to clarify the business experience of each director for the past five years.

39. Please revise the second sentence of Mr. Leone's background discussion to state the name of his employer during that period.

Employment Agreements, page 18

40. Please disclose the amount of compensation, including base salary and bonus, you have paid to each of your named executive officers to date in 2011. Please also revise your disclosure in the "Liquidity and Capital Resources" section on page 16 to address how you intend to meet your obligations under these employment agreements given your current financial condition and access to capital.

Certain Relationships and Related Transactions, page 19

41. Please include disclosure regarding the note payable of $56,000 to your executive officers as required by Item 404(a) of Regulation S-K.

Financial Statements

Interim Period Ended March 31, 2011

General

42. The following comments, although related to the March 31, 2011 interim financial statements, should be reflected, where applicable in the June 30, 2011 interim financial statements to be included in the amended Registration Statement on Form S-1.

Notes to Interim Financial Statements

43. Please include footnote disclosure that all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading, have been made. See Instruction 2 to Rule 8-03 of Regulation S-X.

Note 3. Significant Accounting Policies, page F-6

Development Stage Company

44. For greater clarity, please revise the first sentence to clarify the section is 915-10-20 rather than 810-10-20 of the FASB Accounting Standards Codification. This comment is also applicable to Note 3 to the audited financial statements.

Note 4. Capitalized Pilot Costs, page F-8

45. In the second paragraph, please revise the accounting literature reference to be FASB Codification Topic 926-20-35 rather than SOP 00-2. Please also reconcile the contributed $75,000 in capital to Nick Nick, Inc. with the $85,000 amount shown in Note 6, Related Party Transactions, on page F-9. Further, disclose the total capitalized costs reflected on your balance sheet that is attributable to your television pilot, *The Doorman*, and costs attributable to other screenplays or film rights acquired. Describe the completion or production status of your projects or acquired screenplays and rights. This comment is also applicable to Note 5 to the audited financial statements.

Note 5. Stockholders' Equity (Deficit), page F-9

46. For the issuances of the 6,260,000 and 208,500 common share transactions, please expand or clarify the description of each to disclose that transaction costs were $15,240 and $35,029 for net proceeds of $609,760 and $173,471, respectively. This comment is also applicable to Note 6 to the audited financial statements. In addition, please clarify on page F-9 whether 6,250,000 rather than 6,260,000 common shares were issued.

Note 6. Related Party Transactions, page F-9

47. Please expand the discussion of the production services agreement with Nick Nick, Inc. to explain if York Productions, LLC has contracted the production of the television series pilot, *The Doorman*, to Nick Nick, Inc. It is unclear as to your relationship with Nick Nick, Inc. and how you are accounting for the capital contributed to Nick Nick, Inc. in your financial statements. Please explain if these costs represent an equity investment in Nick Nick, Inc. or subcontracting costs incurred by you to produce *The Doorman*. Please advise in detail. This comment is also applicable to Note 7 to the audited financial statements. We may have further comment after review of your response.

Audited Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm, page F-10

48. In the explanatory paragraph of going concern, please revise the reference to be Note 2 rather than Note 3.

Consolidated Statements of Operations, page F-12

49. Please delete the amount of net loss per share and weighted average number of common shares from the cumulative column labeled, For the Period from February 20, 2009, (Inception) Through December 31, 2010. The cumulative net loss per share data is not meaningful and should be deleted. Our comment applies to the cumulative column for the period from inception through March 31, 2011 as well.

Note 4. Option Agreement, page F-17

50. In the first sentence, please clarify whether the option agreement was dated in April 2009 rather than April 2010, as we note you recorded a $90,000 deposit receivable as of December 31, 2009 in your balance sheet, which we assume pertains to the option agreement. If not, please advise. Please tell us if the $99,000 bad debts expense recorded in the December 31, 2009 financial statements is related to this deposit receivable, and if not, please explain the nature of the bad debts amount. Also, please supplementally tell us how and when you recorded (i) the $189,000 initial payment for the option agreement, (ii) the refunded amount of $99,000 from Mr. Christopher, and (iii) the write-off down to bad debts expense of the uncollected $90,000. Please provide us with the dates and journal entries in your response.

Age of Financial Statements

51. Please continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X. In this regard, the Registration Statement on Form S-1 should be updated to include interim unaudited financial statements for the six months ended June 30, 2011 and 2010. Further, MD&A and other financial information in the filing should be updated for the applicable interim period.

Accountants' Consent

52. Amendments should contain a currently dated accountants' consent. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

53. Please revise the first sentence to also reflect "We consent to the inclusion…and the related consolidated statements of <u>operations</u>, stockholders' equity and cash flows…."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Alexander Bafer
Brick Top Productions, Inc.
August 29, 2011
Page 11

You may contact Beverly Singleton at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Clint J. Gage, Esq.
        Roetzel & Andress